Mail Stop 3010

November 18, 2009

VIA USMAIL and FAX (310) 454 - 6658

Mr. Lawrence Weisdorn
Principal Financial Officer
Vision Industries Corporation
17383 W. Sunset Boulevard, Suite A290
Pacific Palisades, California 90272

> **Re:** **Vision Industries Corporation**
> **Item 4.02 Form 8-K and 8-K/A**
> **Filed on November 16, 2009 and November 17, 2009**
> **File No. 000-53315**

Dear Mr. Lawrence Weisdorn:

We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

Sincerely,

Wilson K. Lee
Staff Accountant